EXHIBIT 99.31

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

RICHARD BRAND,	Civil Action No. 19414 NC
[STAMP]

Plaintiff,

-against-

NRG ENERGY, INC., WAYNE H. BRUNETTI,
DAVID H. PETERSON, EDWARD JIM MCINTYRE,
GARY R. JOHNSON, RICHARD C. KELLY,
LUELLA GROSS GOLDBERG, PIERSON M.
GRIEVE, WILLIAM A. HODDER,
JAMES J. HOWARD, III and
XCEL ENERGY INC.

Defendants.

SHAREHOLDER’S CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

     1.     This is a stockholders’ class action on behalf of the public stockholders of NRG Energy, Inc. (“NRG” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of NRG’s common stock by its controlling shareholder, defendant Xcel Energy Inc. (“Xcel”).

THE PARTIES

     2.     Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

     3.     Defendant NRG is a corporation duly organized and existing under the laws of the State of Delaware.

     4.     Defendant Xcel is a corporation duly organized and existing under the laws of Minnesota. Xcel owns approximately 74% of the Company’s outstanding common stock.

     5.     Defendant Wayne H. Brunetti is a director of the Company. He is also Chief Executive Officer, President and Chairman of the Board of Xcel.

     6.     Defendant David H. Peterson is Chairman of the Board, President and Chief Executive Officer of the Company.

     7.     Defendant Edward Jim McIntyre is a director of the Company. He is also Vice President and CFO of Xcel.

     8.     Defendant Gary R. Johnson is a director of the Company. He is also Vice President and General Counsel of Xcel.

     9.     Defendant Richard C. Kelly is a director of the Company. He is also President of Enterprises of Xcel.

     10.     Defendants Luella Gross Goldberg, Pierson M. Grieve, William A. Hodder and James J. Howard, III are directors of the Company.

     11.     The defendants named in paragraphs 5 through 8 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public stockholders of NRG and owe them the highest obligations of good faith and fair dealing.

     12.     Defendant Xcel, through its approximately 74% ownership of NRG and having persons affiliated with on NRG’s board, has effective and working control of NRG. As such, defendant Xcel is in a fiduciary relationship with plaintiff and the other public stockholders of NRG and owes them the highest obligations of good faith and fair dealing.

CLASS ACTION ALLEGATIONS

     13.     Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all NRG stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

     14.     This action is properly maintainable as a class action.

     15.     The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

     16.     There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

(b) whether plaintiff and the other members of the Class will be damaged irreparably by defendants’ failure to take action designed to obtain the best value for the public shareholders’ interest in NRG.

     17.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

     18.     The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

     19.     Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

     20.     On February 15, 2002, it was announced that Xcel offered to acquire all of the outstanding shares of NRG, it does not already own, for .4846 shares of Xcel common for each NRG share owned by the public shareholders.

     21.     The consideration to be paid to Class members in the transaction is unconscionable and unfair and grossly inadequate because, among other things, the intrinsic value of NRG’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings.

     22.     Xcel timed its offer to take advantage of the decline in the market price of NRG’s stock. The offer has the effect of capping the market for NRG’s stock to facilitate Xcel’s plan to obtain the public interest in NRG as cheaply as possible.

     23.     Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

     24.     The defendants have breached their duty of loyalty to NRG stockholders by using their control of NRG to force plaintiff and the Class to sell their equity interest in NRG at an unfair price, and deprive NRG’s public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of NRG’s public shareholders are properly protected from overreaching. Xcel has breached its fiduciary duties, which arise from its effective control of NRG, by using such effective control for its own benefit.

     25.     The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of NRG and that possessed by NRG’s public shareholders. Defendants’ scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

     26.     Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A.     declaring this to be a proper class action;

     B.     enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;

     C.     to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;

     D.     directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

     E.     awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     F.     granting such other and further relief as the Court deems appropriate.

Dated: February 15, 2002

CHIMICLES & TIKELLIS, LLP

By: /s/ PAMELA S. TIKELLIS Pamela S. Tikellis Robert J. Kriner, Jr. Beth Deborah Savitz One Rodney Square P.O. Box 1035 Wilmington, Delaware 19899 (302) 656-2500

Attorneys for Plaintiff

OF COUNSEL:

Wolf, Haldenstein, Adler, Freeman & Herz, LLP
270 Madison Avenue
New York, NY 10016
(212) 545-4600